UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 8, 2015

COCA-COLA ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34874	27-2197395
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)
2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(Address of principal executive offices, including zip code)
(678) 260-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events

The Company issued a press release on September 8, 2015, stating it will make a presentation to investors at the Barclays Global Consumer Staples Conference in Boston on Wednesday, September 9 at 12:45 p.m. ET. The press release also states that the Company will affirm its 2015 full-year guidance and discuss the proposed transaction to create Coca-Cola European Partners (CCEP). The Company will make the presentation available through its website, www.cokecce.com.

The press release is attached as Exhibit 99.1.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, CCEP will file with the SEC a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the Company’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by The Coca-Cola Company (“KO”), the Company or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to the Company’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson - Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and the Company’s website at www.cokecce.com under the heading “Investors.”

PARTICIPANTS IN SOLICITATION

KO, the Company and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about KO’s and the Company’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and the Company, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers will be available in the proxy statement/prospectus when it is filed with the SEC.

Item 9.01 Financial Statements and Exhibits
(a) Not Applicable.
(b) Not Applicable.
(c) Not Applicable.
(d) Exhibits

EXHIBIT
NUMBER         DESCRIPTION
99.1             Press Release dated September 8, 2015.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES, INC.
(Registrant)
Date: September 8, 2015	By:	/s/SUZANNE N. FORLIDAS
	Name:	Suzanne N. Forlidas
	Title:	Vice President and Secretary

EXHIBIT LIST
EXHIBIT
NUMBER         DESCRIPTION
99.1             Press Release dated September 8, 2015.